

# Akemi (Addie) Kozu Tosto · 3rd

**AKT Pictures LLC**

Executive Producer/Director/ MPAA Accredited
Journalist/Dog lover. 🎬

Los Angeles, California, United States

**Contact info**

## Experience



### Executive Producer

AKT Pictures LLC · Full-time
Apr 2018 – Present · 4 yrs 10 mos
Los Angeles, California

Develop and maintain relationships with potential and existing financiers, project budget &
scheduling, maintain overall project schedule, and estimate project budgets and initiate cost
controls for each production. Tracking & reporting work progress, budgeting cost of work, and
delivering cost/schedule changes. Work with all the departments in the production to bring the
project to success.

  

### Film Production Specialist

Self-employed
Jul 1992 – Jan 2017 · 24 yrs 7 mos
Los Angeles, California, United States

Started out as a production assistant at Roger Corman's production many moons ago, worked

the way up to a Production Coordinator, Production Manager, and Producer, the experience
ranging from music video to feature motion picture productions. Also wrote as a contributor for

## Education



**UCLA Extension**

Cinematography and Film/Video Production

## Skills & endorsements

**Entertainment** · 2

 Endorsed by **Ron Jacobsohn, who is highly skilled at this**

**Microsoft Office** · 2

**Chris Tosto and 1 connection** have given endorsements for this skill

**Social Media** · 2

**Chris Tosto and 1 connection** have given endorsements for this skill

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## Accomplishments

1  **Language**
   Japanese

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